Exhibit 4.2

Back to Contents

DATED: 21st October 2002

ABBEY NATIONAL plc

and

LUQMAN ARNOLD

CONTRACT OF EMPLOYMENT

Back to Contents

INDEX

Back to Contents

CONTRACT OF EMPLOYMENT

OF:	LUQMAN ARNOLD

TITLE:	GROUP CHIEF EXECUTIVE

DATED:	2002

This Contract set out the terms on which Abbey National plc ("the Company" or "we" or "us") employs you.

1.	Title and Duration of Employment

1.1	The Company will employ you, and you will work for us, as Group Chief Executive.

1.2	Your employment as Group Chief Executive will begin on 21 October 2002 ("the Commencement Date") and will continue (subject to earlier termination as provided in clause 11 below) until terminated either by you or by the Company, as follows:

	1.2.2	You may terminate your employment by giving the Company 6 months' prior notice in writing

	1.2.3	The Company may terminate your employment by giving you:

– during the first 12 months of your employment under this Contract, 24 months' prior notice in writing, reducing by 1 month for each completed month of service;

– during the remainder of your employment, 12 months' prior notice in writing.

1.3	You have no continuous employment with the Company.

1.4	The Company's retirement age for both men and women is the first of the month following their 65th Birthday. Unless your employment has terminated at an earlier date, your employment will terminate without any further notice on that date.

Back to Contents
2.	Duties

2.1	You will at all times during your employment (unless prevented by incapacity) devote your whole time and attention exclusively to the business of the Company (and any Associated Company in which you are or may from time to time be involved) and perform such duties as the Board shall from time to time require.

2.2	You are responsible to the Board for the execution of agreed policies and for effective management of the Company towards the achievement of objectives agreed with the Board from time to time.

2.3	Subject to the Companies Act 1985 (and any Statutory Instruments made thereunder) and the Memorandum and Articles of Association of the Company, you will be a member of the Board of Directors with effect from 21 October 2002. You will receive a separate letter confirming that appointment.

2.4	You may also be appointed as a Director of any Associated Company on such terms particular to that appointment which are additional to and not in substitution for the terms of this Contract as the Board may from time to time determine.

2.5	You will not without the prior written consent of the Board be employed, engaged, concerned or interested or hold any directorships in any business or activity other than the business of the Company and its Associated Companies save as a registered holder of not more than 3% of any class of publicly quoted securities of any company.

2.6	You will promptly disclose to us and keep confidential all inventions, copyright works, designs or technical know-how conceived or made by you alone or with others in the course of your employment. You will hold all such intellectual property in trust for the Company and will do everything necessary or desirable at our expense to vest the intellectual property fully in the Company and/or to secure patent or other appropriate forms of protection for the intellectual property. Decisions as to the protection or exploitation of any intellectual property shall be in the absolute discretion of the Company.

Back to Contents
3.	Place and Hours of Work

3.1	While your principal place of work will be at the Company's registered office in London, you will work at and/or travel to such places (inside or outside the United Kingdom) as your duties or the Board may require from time to time.

3.2	You will work such hours (including as a minimum the normal office hours of 9.00 a.m. to 5.00 p.m. Monday to Friday inclusive at your place of work) as are needed for the proper performance of your duties. You will not be entitled to additional pay for overtime.

4.	Remuneration

4.1	You will be paid an annual salary of £675,000.00 which shall accrue daily and is payable by equal monthly instalments on or about the 19th day of each month by credit transfer to an account with the Company or to another suitable bank account nominated by you.

4.2	Your salary is deemed to include any fees receivable for holding any office of Director in the Company or its Associated Companies.

5.	Pension

The Company will pay 35% of your annual salary (payable monthly) in lieu of pension and death-in-service benefit. Such payments shall be made to you direct and/or to any pension or investment plan as you shall direct from time to time.

6.	Discretionary Benefits

6.1	From time to time the Company may at its discretion decide to offer Executive Management Bonus Schemes and/or Executive Committee Bonus Schemes and/or Executive Share Option Schemes. The terms of any such Schemes will be advised to eligible employees at the time that they are made available.

Back to Contents
6.2	These benefits do not form part of your contractual terms. Although the Board in its absolute discretion may grant, vary or withdraw any or all of these benefits, the Company confirms that the basis on which you participate in such benefits shall not unreasonably be less favourable than any other executive member of the Board in respect of these benefits.

7.	Holidays

7.1	In addition to normal Bank and public holidays, you are entitled to 30 working days holiday in each year from January to December to be taken at such time or times as are agreed with the Chairman. You will not, without the consent of the Chairman, carry forward any unused part of your holiday entitlement to a subsequent year.

7.2	For the year during which your appointment commences or terminates, your holiday entitlement will be calculated pro rata to the number of complete months of your employment by the Company during that year. On termination of your appointment (unless you have been summarily dismissed under clause 11 below) you will either be entitled to pay in lieu of outstanding holiday entitlement or be required to repay to the Company any salary received for holiday taken in excess of your actual entitlement.

8.	Illness Pay

8.1	If you are unavoidably absent from work due to illness, injury or other incapacity, you will report this fact to the Company before 12 noon, where practicable, on the first day of absence and thereafter in accordance with the self-certification and Statutory Sick Pay Regulations a copy of which is available for inspection from the Personnel Department.

8.2	If you are absent from work due to illness, injury or other incapacity duly certified in accordance with the provisions of clause 8.1 above, you will be paid your normal rate of pay for the first six months and half rate of normal salary during the next six months in accordance with Statutory Sick Pay Regulations provided that such remuneration shall be inclusive of any Statutory Sick Pay to which you are entitled by law.

Back to Contents
9.	Medical Examinations

During employment on an annual basis and/or at any intervening time and at the request and expense of the Company you will agree to be examined by a registered medical practitioner to be selected by the Company and permit the results to be made available on a confidential basis to the Chairman of the Board or such other officer of the Company nominated by him and subject always to your rights under the Access to Medical Reports Act 1988.

10.	Confidential Information

10.1	You acknowledge:

	(i)	that the Company and every Associated Company possess a valuable body of Confidential Business Information;

	(ii)	that your job will give you access to Confidential Business Information in order that you may carry out your duties as employee;

	(iii)	that your duties as an employee include, without limitation, a duty of trust and confidence and a duty to act at all times in the best interests of the Company.

10.2	You agree that during the period of your employment by the Company you will:

	(i)	abide by any Company policy which may be issued from time to time;

	(ii)	not directly or indirectly disclose to any person, firm or company or use other than for any legitimate purposes of the Company or Associated Company any Confidential Business Information;

	(iii)	return to the Company upon request and, in any event, on termination of your employment, all documents, computer discs and tapes and other tangible items in your possession or under your control which belong to the

Back to Contents
Company or any Associated Company which contain or refer to any Confidential Business Information;

	(iv)	if so requested by the Company, delete all Confidential Business Information from any computer discs, tapes or other reusable material in your possession or under your custody or control and destroy all other documents and tangible items in your possession or under your custody or control which contain or refer to any Confidential Business Information.

10.3	You agree that you will not at any time after termination of your employment disclose to any person, firm or company, or make use of, any Confidential Business Information.

10.4	For the purposes of this paragraph, "Confidential Business Information" shall mean all and any information (whether or not recorded in documentary form or on computer disc or tape) relating to the business methods, corporate plans, management systems, finances or financial affairs, maturing new business opportunities or research and development projects of the Company or any Associated Company and trade secrets, secret formulae, processes, inventions, designs, know-how discoveries, technical specifications and other technical information relating to the creation, production or supply of any past, present or future product or service of the Company or any Associated Company and other information to which the Company or any Associated Company attaches an equivalent level of confidentiality or in respect of which it owes an obligation of confidentiality to any third party:

	(i)	which you shall acquire at any time during your employment by the Company (or acquired during any previous employment with an Associated Company); and

	(ii)	which is not readily ascertainable by persons not connected with the Company or any Associated Company either at all or without a significant expenditure of labour skill or money.

10.5	Each provision of this clause 10 is independent and severable from the remaining provisions and enforceable accordingly. If any provision of this clause 10 shall be

Back to Contents
unenforceable for any reason but would be enforceable if part of its wording were deleted it shall apply with such deletions as may be necessary to make it enforceable.

10.6	You will comply (and ensure that your spouse and any minor children comply) with all applicable rules of law or codes, London Stock Exchange regulations and any code of conduct of the Company from time to time in force in relation to dealings in shares, debentures or other securities of the Company or any Associated Company.

11.	Termination of Employment

11.1	The Company can dismiss you without prior notice or pay in lieu (and you will not be entitled to compensation or damages) if you:

	(i)	commit any act of gross misconduct or gross incompetence or repeat or continue (after written warning) any other breach of your obligations under this Contract of Employment; or

	(ii)	are guilty of any conduct which in the reasonable opinion of the Board brings the Company into disrepute; or

	(iii)	are convicted of any criminal offence which in the reasonable opinion of the Board is sufficiently serious in nature to warrant your immediate dismissal; or

	(iv)	commit any act of dishonesty; or

	(v)	become bankrupt or make any arrangement or composition with your creditors generally, suffer any execution against your effects or have an Administration Order made against you; or

	(iv)	are disqualified from holding office in another company in which you are concerned or interested because of wrongful trading under the Insolvency Act 1986; or

Back to Contents

	(vii)	are convicted of an offence under the Companies Securities (Insider Dealing) Act 1985, or under any other present or future statutory enactment or regulations relating to insider dealings; or

	(viii)	resign as a Director of the Company or any Associated Company (otherwise than at the request of the Company or by rotation in accordance with the Articles of Association of the Company or Associated Company) or otherwise through your own act or default cease to be a director of the Company or Associated Company.

11.2	If your employment is terminated by reason of redundancy (as defined under the Employment Rights Act 1996) you will be entitled to a redundancy payment calculated under the provisions of that Act in addition to any other compensation or termination payment due to you by law or under the terms of this Agreement.

11.3	Upon termination of this contract (for whatever reason) you will, at the request of the Company,

	(i)	resign from office as a Director of the Company and of any Associated Companies without claim for compensation and, in the event of your failure to do so, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign and deliver such resignation or resignations to the Company and to any Associated Companies;

	(ii)	return all the Company's or Associated Company's documents, computer discs or tapes and all other property in your possession and control belonging to or containing any confidential information of the Company's business which you have received as a Director.

11.4	Notwithstanding the termination of this Contract, its terms shall remain in full force and effect to the extent that and in respect of any of your or the Company's obligations which are expressed to operate after termination or are of a continuing nature and may be enforced against either the Company or you accordingly.

11.5	If your employment under this contract is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation and you are

Back to Contents
offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions no less favourable than the terms of this Contract then you shall have no claim against the Company in respect of the termination of your employment under this Contract.

11.6	If either you or the Company serve notice on the other in accordance with clause 1.2 to terminate your employment the Company may in its absolute discretion require you to take 'garden leave' during such period of notice (up to a maximum of six months) and, at the end of such period of garden leave, shall pay you the Termination Payment (as defined in clause 11.11) in respect only of the balance (if any) of the notice period referred to in clause 1.2.2 or 1.2.3 (as appropriate).

11.7	The Company and you agree that this Contract may only be terminated pursuant to clauses 1.2, 1.4, 11.1, 11.8, 11.9 and 11.10 of this Contract. The Company and you confirm that the liquidated damages referred to in clauses 11.8, 11.9 and 11.10 of this Contract represent a genuine pre-estimate of the loss it anticipates you will suffer by reason of termination of this Contract in the circumstances described.

11.8	The Company may terminate this Contract at any time without serving on you the period of notice referred to in clause 1.2, and in such circumstances, the Company shall pay the Termination Payment (as defined in clause 11.11 below) to you in cash by way of liquidated damages forthwith upon termination. For the avoidance of doubt, the Termination Payment shall not be paid if the Company terminates this Contract under clause 11.1.

11.9	If control of the Company is acquired by a third party or a group of third parties acting together within the meaning of clause 11.12 below (a "change of control"), you may resign your employment hereunder and terminate this Contract immediately by serving notice of termination in writing on the Company provided that such notice is served by you on the Company within 45 calendar days of the date on which such change of control takes effect and the Company shall pay the Termination Payment to you forthwith upon receipt by the Company of such notice.

11.10	The Company agrees that you may at any time resign your employment hereunder and terminate this Contract immediately by serving notice of termination in writing on the Company if the Company acts in repudiatory breach of the terms of

Back to Contents
this Contract and, in such circumstances, the Company shall pay the Termination Payment to you in cash forthwith upon receipt by the Company of such notice by way of liquidated damages for such breach. The Company and you agree that a "repudiatory breach" of the terms of this Contract shall include, but not be limited to, the following circumstances:

	(a)	your removal by the Company from the office of Group Chief Executive; or

	(b)	your removal by the Company from the Board; or

	(c)	transfer of your normal place of work to any location outside Great Britain,

provided that, for the avoidance of doubt, the Termination Payment shall not be paid if the Company terminates this Contract in accordance with clause 11.1.

11.11	(A) For the purposes of this Contract, the expression "Termination Payment" shall mean the amount of your total remuneration for the notice period referred to in clause 1.2.3, to include gross salary, pension contributions (under clause 5) and (subject to clause 11.11(B) below) an amount equivalent to the cost to the Company of providing all your other benefits and:

		(a)	if your employment terminates on or before the first anniversary of the Commencement Date, a pro rata bonus in respect of the notice period at the annual rate of 70% of your gross salary; or

		(b)	if your employment terminates on or before the second anniversary of the Commencement Date but after the first anniversary of the Commencement Date, a pro rata bonus in respect of the notice period based on the average of (i) 70% of your gross salary and (ii) the percentage bonus paid to you in respect of the first twelve months of your employment; or

		(c)	if your employment terminates after the second anniversary of the Commencement Date, a pro rata bonus in respect of the notice period based on the average of the percentage bonuses paid to you in respect of the previous 2 years.

(B) As an alternative to paying to you an amount equivalent to the cost to the Company of providing all your other benefits (as referred to in clause 11.11(A)

Back to Contents
above) the Company may at its sole discretion continue to provide to you all or any such benefits for the duration of the notice period.

11.12	For the purposes of clause 11.9 a "change of control" shall be regarded as having occurred in favour of a third party (or group of third parties acting together) if:

		(a)	it acquires control of the composition of the Board; or

		(b)	it becomes entitled to exercise (directly or indirectly) more than 50% of the voting rights attributable to the share capital of the Company;

		(c)	it becomes a shadow director (as defined in section 741(2) of the Companies Act 1985 in respect of at least one half in number of all the directors of the Company for the time being; or

		(d)	a takeover or merger transaction is concluded in respect of the Company (including, without limitation, by way of a takeover offer, reverse takeover, Court scheme or arrangement or in respect of which a dual holding company or dual listed company or other structure, whereby the Company and another entity combine their operations whilst retaining a degree of separation, is effected).

11.13	If your employment is terminated (either by you or by the Company) in circumstances where you do not fall within the terms of paragraphs 5.5.1 or 5.5.2 of the Rules of the 2001 Executive Share Option Scheme ("the Option Rules") and/or paragraph 6.3(b) of the Rules of the Share Matching Scheme (2001 version) ("the Matching Rules"), then the Company will submit your case to the Board for a decision under paragraph 5.5.3 of the Option Rules and/or paragraph 6.3(b) of the Matching Rules (as the case may be).

11.14	If you are asked to take garden leave you:

	(i)	may not attend your place of work or any other premises of the Company or any Associated Company;

	(ii)	may be asked to resign immediately from any offices you hold as Director in the Company or any Associated Company:

Back to Contents
(iii) may not be required to carry out duties during the remaining period of your employment;

(iv) must return to the Company all documents and other materials (including copies) belonging to the Company or Associated Companies containing Confidential Business Information;

(v) may not without the prior written permission of the Company contact or attempt to contact any client, customer, supplier, agent, professional adviser, broker or banker of the Company or any Associated Company or any employee of the Company or any Associated Company.

During any period of garden leave you will continue to receive your full salary and benefits, including pro rata bonus.

12.	Financial Services and Markets Act 2000

You will comply with the individual Statement of Regulatory Accountability under the Financial Services and Markets Act 2000 which will be issued to you by the Company. This Statement sets out the particular duties and responsibilities which you have under that Act and with which you are required to comply.

13.	Miscellaneous

13.1	The further particular terms of employment which must be given to you under the Employment Rights Act 1996 are:

(i) Membership of the Abbey National Staff Stakeholder Pension Scheme can be used by you to contract out of the State Earnings Related Pension Scheme if you so wish.

(ii) Any disciplinary or grievance matter between you and the Company will be dealt with between you and the Chairman or such other director as the Chairman may nominate.

13.2	This Contract and the documents referred to sets out the entire agreement and understanding between you and the Company and is in substitution for any

Back to Contents
previous contracts of employment or for services, all of which are deemed to have been terminated by mutual consent.

13.3	Save for clause 11 of this Contract, your terms and conditions of employment are reviewed by the Remuneration Committee from time to time. You will be notified in writing by the Company of any changes to these terms and conditions.

13.4	The Company will reimburse to you all travelling, hotel, entertainment and other expenses reasonably incurred by you in the proper performance of your duties subject to your complying with Company guidelines issued from time to time in this respect and to the production to the Company of such vouchers or other evidence of actual payment of the expenses as the Company may reasonably require.

13.5	We will issue you with a charge or credit card which you must only use for Company and Associated Company business purposes.

13.6	Any notice given under this contract must be in writing. If you wish to terminate your employment, notice will be regarded as properly served if you give it to the Chairman or send it by post to the Chairman at the Company's registered office. If the Company wishes to terminate your employment, notice will be regarded as served if given to you personally or if sent by prepaid post to your last known home address.

13.7	Save and except to the extent that they are varied or superseded by this Contract (which shall take precedence in the event of any conflict) you will comply with the Policy Statements and Codes of Conduct set out in Part 2 of the Company's Employee Handbook (as from time to time amended).

14.	Interpretation

14.1	Any reference in this Contract to any Act or legislation made under any Act shall include any statutory modification or re-enactment of it or the provision referred to.

Back to Contents
14.2	"Associated Company" means a subsidiary and any other company which is for the time being a holding company of the Company or another subsidiary of any such holding company and the expressions "subsidiary company" and "holding company" shall have the meaning given to them under Section 736 of the Companies Act 1985, or such other company or joint venture arrangement in which the Company has or from time to time has an interest.

14.3	"The Board" means the Board of Directors of Abbey National plc for the time being including any committee of the Board duly appointed by it.

14.4	"The Chairman" means the person for the time being who is Chairman of the Board.

14.5	The "Remuneration Committee" means a committee for the time being of the Board who are non-executive directors.

14.6	This Contract is governed by and shall be construed in accordance with English law and the English Courts shall have exclusive jurisdiction.

This contract is executed as a Deed on the date first mentioned above.

The Common Seal of ABBEY NATIONAL plc was hereunto affixed by Order of the Board of Directors in the presence of :

Back to Contents

Executed as a Deed by LUQMAN ARNOLD